




Kishan Trivedi · 2nd

Co-Founder at Boonoob - we are hiring!

San Francisco, California · 500+ connections · **Contact info**

Boonoob

Experience



Co-Founder & CMO

Boonoob · Full-time

Oct 2019 – Present · 1 yr 1 mo

San Francisco, California, United States



Managing Partner

Theokaphé · Self-employed

Oct 2015 – Present · 5 yrs 1 mo

Partner

The Culinary Culture · Self-employed

Oct 2015 – Present · 5 yrs 1 mo

• Advertising, public relations, promotions and social media campaigns.
• Communicated well and used strong interpersonal skills to establish positive relationships with clients and employees.
• Planned and executed food events and promotions.   **...see mor**

Articleship

Mistry & Associates · Internship

Aug 2012 – Jul 2015 · 3 yrs

- Statutory Audit, Internal Audit (managerial and statutory compliance), Income tax.
- Financial Aspects (Project Finance & Financial Risk and Profitability Management)
- Accounting

Education

I. M. Nanavati Law College
Bachelor of Laws - LLB
2014 – 2017



The Institute of Chartered Accountants of India
CA, Chartered Accountant
2011 – 2016

S.M Patel Institute Of Commerce
Bachelor of Commerce, B.com
2010 – 2013

Licenses & certifications



Salesforce for Marketers
LinkedIn
Issued Sep 2019 · No Expiration Date



Writing a Marketing Plan
LinkedIn
Issued Sep 2019 · No Expiration Date



Marketing Analytics: Setting and Measuring KPIs
LinkedIn
Issued Jun 2019 · No Expiration Date

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